UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To Audit Committee and Plan Administrator of the
EFSC Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of the EFSC Incentive Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EFSC Incentive Savings Plan as of December 31, 2012, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
June 20, 2013

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator
EFSC Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of the EFSC Incentive Savings Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown, LLP
St. Louis, Missouri
June 26, 2012

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets:
Cash	$7,022	$95,126

Investments, at fair value:
Mutual funds	16,552,311	14,915,684
Common/collective trust funds	7,395,137	2,293,498
Common stock fund	1,030,325	1,342,830
Total Investments	24,977,773	18,552,012

Receivables:
Notes receivable from participants	439,913	333,999
Accrued income receivable	—	1,750
Employee contributions receivable	64,539	—
Employer matching contributions	1,190,776	809,775
Total Receivables	1,695,228	1,145,524

Net Assets Available For Benefits at Fair Value	26,680,023	19,792,662

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(40,460)	—

Net Assets Available For Benefits	$26,639,563	$19,792,662

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2012	2011
Additions:
Salary deferral contributions	$1,937,070	$1,713,933
Participant Roth contributions	212,072	156,343
Employer matching contributions, net of forfeitures	1,190,777	809,775
Other employer contributions	304,136	—
Rollover contributions	2,407,701	481,619
Total Additions	6,051,756	3,161,670

Deductions:
Benefits paid to participants	1,850,102	1,358,229
Administrative expenses	8,440	6,051
Total Deductions	1,858,542	1,364,280

Investment Income (Loss):
Net change in fair value of investments	2,060,807	(449,589)
Dividend income	573,729	296,214
Interest income on common/collective trust funds	1,591	21,301
Total Investment Income (Loss)	2,636,127	(132,074)

Interest income on notes receivable from participants	17,560	14,665

Net Increase	6,846,901	1,679,981

Net Assets Available For Benefits - Beginning Of Year	19,792,662	18,112,681

Net Assets Available For Benefits - End Of Year	$26,639,563	$19,792,662

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 And 2011

NOTE 1 - DESCRIPTION OF PLAN

The following description of the EFSC Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiary Enterprise Bank & Trust (Enterprise) who are not seasonal or leased employees and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp (EFSC). The Plan Trustee is the Enterprise Bank Incentive Savings Plan Trustee Committee which is comprised of five employees of Enterprise. The Plan Trustee meets twice per Plan year.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. The Plan allows participants to contribute to an account that accepts Roth after-tax contributions. In 2012 and 2011, a participant may contribute up to $17,000 and $16,500 in total, respectively, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. In 2012 and 2011, the maximum catch up contribution is $5,500. Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Board of Directors of Enterprise. The employer matching contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant's compensation. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

Employer matching contributions before reduction for forfeitures and other miscellaneous items were $1,211,034 and $828,884 for 2012 and 2011, respectively.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest in employer matching contributions according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, or upon total and permanent disability or death.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the Plan's earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive either a lump-sum distribution or a Qualified Joint and Survivor Annuity equal to the participant's vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $20,257 and $19,109 for the years ended December 31, 2012 and 2011, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Note receivable terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant's account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise or EFSC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 for further discussion on fair value measurements.

The EFSC Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists primarily of EFSC common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund's daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2012 and 2011, 174,919 and 205,549 units were outstanding with a value of approximately $5.89 and $6.53 per unit, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits is required to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Plan invests in fully-benefit responsive investment contracts through a collective investment in the Wells Fargo Stable Value Fund. During 2011, the Plan invested in fully-benefit responsive investment contracts through a collective investment in the Federated Capital Preservation Fund. The statement of changes in net assets available for benefits is prepared on a contract-value basis. There was a $40,460 adjustment from fair value to contract value in 2012 and no adjustment in 2011, as contract value approximated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements
The Plan's investments are stated at fair value. Refer to Note 3 for fair value measurements of the Plan's investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Plan Sponsor. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

The Plan's investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company (the Custodian). Participants can direct contributions to any of 25 investment options offered by the Plan.

Investments are summarized as follows:

	December 31,
	2012		2011
Mutual funds:
American Beacon Small Cap Value Institutional	$1,487,306	**	$1,213,523	**
American Funds The Growth Fund of America R6	2,095,926	**	1,847,413	**
American Funds EuroPacific Growth Fund R6	1,465,838	**	1,380,701	**
BlackRock Small Cap Growth Equity Institutional	912,409		940,349	**
Cohen & Steers Realty Shares, Inc.	—		373,534
CRM Mid Cap Value Fund Institutional	1,263,840		1,029,645	**
Davis New York Venture Shares - Class A Shares	—		1,061,659	**
Dodge & Cox Stock Fund	2,759,983	**	1,261,518	**
ING Global Real Estate Fund Class I	320,234		—
Oakmark International Small Cap Fund Class I	872,172		—
PIMCO Total Return Fund - Administrative Class	2,830,815	**	2,538,616	**
Prudential Jennison Mid-Cap Growth Fund, Inc.	782,472		—
Touchstone Emerging Markets Equity Fund	71,907		—
Turner Mid-Cap Growth Fund, Investor Class Shares	—		970,547	**
Tweedy Browne Global Value Fund	—		859,561
Vanguard 500 Index Signal	1,689,409	**	1,438,618	**
Total Mutual funds	16,552,311		14,915,684

Common/collective trust funds:
Federated Capital Preservation Fund - IP	—		1,182,793	**
Wells Fargo Stable Value Fund	1,394,295	**	—
Retirement Advocate Aggressive	721,945		—
Retirement Advocate Conservative	61,916		—
Retirement Advocate Moderate Conservative	270,082		—
Retirement Advocate Moderate Aggressive	901,985		—
Retirement Advocate Moderate	1,750,155	**	—
Schwab Managed Retirement Trust Income Fund Class IV	8,650		—
Schwab Managed Retirement Trust 2010 Fund Class IV	50,047		—
Schwab Managed Retirement Trust 2020 Fund Class IV	1,082,027		—
Schwab Managed Retirement Trust 2030 Fund Class IV	704,681		—
Schwab Managed Retirement Trust 2040 Fund Class IV	343,621		—
Schwab Managed Retirement Trust 2050 Fund Class IV	65,273		—
Schwab Managed Retirement Trust Income Fund Class III	—		1,187
Schwab Managed Retirement Trust 2010 Fund Class III	—		10,046
Schwab Managed Retirement Trust 2020 Fund Class III	—		537,618
Schwab Managed Retirement Trust 2030 Fund Class III	—		437,563
Schwab Managed Retirement Trust 2040 Fund Class III	—		80,930
Schwab Managed Retirement Trust 2050 Fund Class III	—		43,361
Total Common/collective trust funds	7,354,677		2,293,498

Common stock fund:
EFSC Common Stock Fund	1,030,325		1,342,830	**

Total Investments	$24,937,313		$18,552,012

** Represented 5% or more of the Plan's net assets available for benefits as of the end of each respective Plan year. All other amounts included for comparison purposes only.

The Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2012	2011
Mutual funds	$1,914,949	$(786,320)
Common/collective trust funds	326,788	(31,467)
Common stock fund	(180,930)	368,198
	$2,060,807	$(449,589)

Fair Value Measurements
The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 Inputs - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•	Mutual funds - Valued at the net asset value (NAV) of shares held by the Plan at year end.

•
Common/collective trust funds - Valued at fair value with the exception of the Federated Capital Preservation Fund, which was stated at contract value. Fair value is determined by dividing the unit value provided by the fund administrator which is based on the underlying assets owned by the fund by the number of outstanding units. The contract value of the Federated Capital Preservation Fund closely approximated fair value.

•
Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011. The Plan follows accounting guidance which requires that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments.

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$1,689,409	—	—	$1,689,409
Value funds	6,775,443	—	—	6,775,443
Growth funds	5,256,644	—	—	5,256,644
Fixed funds	2,830,815	—	—	2,830,815
Total mutual funds	16,552,311	—	—	16,552,311
Common/collective trust funds:
Managed funds (a)	—	5,960,382	—	5,960,382
Fixed funds (b)	—	1,434,755	—	1,434,755
Total common/collective trust funds	—	7,395,137	—	7,395,137
Common stock fund:
Financial services	—	1,030,325	—	1,030,325
Total common stock fund	—	1,030,325	—	1,030,325
Total investments at fair value	$16,552,311	$8,425,462	—	$24,977,773

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$1,438,618	—	—	$1,438,618
Value funds	5,799,440	—	—	5,799,440
Growth funds	5,139,010	—	—	5,139,010
Fixed funds	2,538,616	—	—	2,538,616
Total mutual funds	14,915,684	—	—	14,915,684
Common/collective trust funds:
Managed funds (a)	—	1,110,705	—	1,110,705
Fixed funds (b)	—	1,182,793	—	1,182,793
Total common/collective trust funds	—	2,293,498	—	2,293,498
Common stock fund:
Financial services	—	1,342,830	—	1,342,830
Total common stock fund	—	1,342,830	—	1,342,830
Total investments at fair value	$14,915,684	$3,636,328	—	$18,552,012

(a) This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to large cap equities, small cap equities, international equities, fixed income and stable value. There are no restrictions on participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.

(b) The Plan invests in the Wells Fargo Stable Value Fund and was invested in the Federated Capital Preservation Fund, collective investment funds that are fully benefit-responsive. The funds invest in stable value products, including guaranteed investment contracts (“GIC's”), synthetic GIC's, and money market funds. The funds seek to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value. For both funds valuation occurs daily.

For the Wells Fargo Stable Value Fund all income is reinvested and included in the net asset value of the fund on a daily basis. No dividends are paid. Participants can generally redeem units daily in all circumstances.

For the Federated Capital Preservation Fund dividends were declared daily and paid monthly. Participants could purchase units of the fund daily based on the established unit value of $10.00. Participants could redeem units of the fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election or paying Trustee fees. Participants made withdrawals from the Fund for other purposes generally only upon 12 months' advance written notice to the Trustee. Net investment income was distributed to Participants monthly and was reinvested to purchase additional units.

NOTE 4 - PLAN TERMINATION

Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. EFSC may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant's interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 - INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (Retirement Plan Services). The Plan Sponsor amended and restated the Plan effective January 1, 2010 by adopting a new Retirement Plan Services prototype plan document. Retirement Plan Services received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

The Plan Administrator previously discovered certain operational failures of the Plan related to the definition of compensation. The Plan Sponsor worked with legal counsel to address such failures and submitted a request for a compliance statement approving a proposed correction of the failures under the Internal Revenue Service's Employee Plans Compliance Resolution System. The IRS issued such compliance statement on March 30, 2012. The Plan Sponsor and Plan Administrator took corrective actions described in the compliance letter during 2012. The corrective actions included a contribution from EFSC of $304,136 and changes to the internal control structure. The Plan Sponsor believes that such actions will maintain the tax qualified status of the Plan and the related trust will continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2009 and later remain subject to examination by taxing authorities.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

During 2012 and 2011, the Plan purchased 9,390 and 11,930 EFSC common shares, respectively. The Plan also sold or distributed a total of 20,825 and 16,500 EFSC common shares, during 2012 and 2011, respectively. All shares were bought or sold on the open market.

EFSC owns a 10% membership interest in Retirement Plan Services, the Plan's third-party recordkeeper.

The investment adviser for the Plan is Moneta Group, a nationally recognized firm in the financial planning industry. In 1997, Enterprise entered into a solicitation and referral agreement with Moneta Group. Certain Moneta Group employees have been granted stock options under this referral agreement for EFSC common stock which can be exercised through 2013. The number of outstanding stock options held by Moneta Group employees at December 31, 2012 was 8,096. There have been no stock options issued to Moneta Group employees since 2003.

NOTE 7 - RECONCILIATIONS OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011, to the Form 5500:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$26,639,563	$19,792,662
Plus adjustment from fair value to contract value of the Wells Fargo Stable Value Fund	40,460	—
Net assets available for benefits per the Form 5500	$26,680,023	$19,792,662

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2012, to Form 5500:

December 31, 2012
Net increase in net assets available for benefits per the financial statements	$6,846,901
Plus adjustment to fair value of the Wells Fargo Stable Value Fund	40,460
Net increase in net assets available for benefits per the Form 5500	$6,887,361

NOTE 8 - SUBSEQUENT EVENTS
On March 1, 2013, the Plan was amended to allow for an automatic salary deferral feature for new participants. New employees hired on or after March 1, 2013, will be automatically enrolled at 3%, unless an alternative amount or an election to not defer under the Plan occurs by the participant. Effective March 1, 2014, existing participants contributing zero percent will also be automatically enrolled at 3%, with an increase of 1% per year up to a maximum of 10%, unless an alternative deferral amount or election to not defer occurs by the participant.

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2012

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral and maturity value	Current Value

Mutual funds:
American Beacon Small Cap Value Institutional		$1,487,306
American Funds The Growth Fund of America R6		2,095,926
American Funds EuroPacific Growth Fund R6		1,465,838
BlackRock Small Cap Growth Equity Institutional		912,409
CRM Mid Cap Value Fund Institutional		1,263,840
Dodge & Cox Stock Fund		2,759,983
ING Global Real Estate Fund Class I		320,234
Oakmark International Small Cap Fund Class I		872,172
PIMCO Total Return Fund - Administrative Class		2,830,815
Prudential Jennison Mid-Cap Growth Fund, Inc.		782,472
Touchstone Emerging Markets Equity Fund		71,907
Vanguard 500 Index Signal		1,689,409
		16,552,311

Common/collective trust funds:
Wells Fargo Stable Value Fund		1,434,755
Retirement Advocate Aggressive		721,945
Retirement Advocate Conservative		61,916
Retirement Advocate Moderate Conservative		270,082
Retirement Advocate Moderate Aggressive		901,985
Retirement Advocate Moderate		1,750,155
Schwab Managed Retirement Trust Income Fund Class IV*		8,650
Schwab Managed Retirement Trust 2010 Fund Class IV*		50,047
Schwab Managed Retirement Trust 2020 Fund Class IV*		1,082,027
Schwab Managed Retirement Trust 2030 Fund Class IV*		704,681
Schwab Managed Retirement Trust 2040 Fund Class IV*		343,621
Schwab Managed Retirement Trust 2050 Fund Class IV*		65,273
		7,395,137

Common stock fund:
EFSC Common Stock Fund *		1,030,325

Notes receivable from participants*	Interest rates ranging from 4.25% to 8.50%; Due at various dates through 2035	439,913

Total		$25,417,686

* Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2013                        EFSC Incentive Savings Plan

/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President & Controller
Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Brown Smith Wallace, LLC

23.2	Consent of Independent Registered Public Accounting Firm - RubinBrown, LLP